Exhibit 99.1

Board of Directors of Aurinia,

IUIN SNT Co., Ltd. is a shareholder holding approximately 4.3% of Aurinia's outstanding shares, and together with certain related companies, holding approximately 6.1% in aggregate.

We have seen several promising start-ups with creativity and innovation in the U.S. and Canada, and began investing in Isotechnika before its merger with Aurinia in 2010.

Over the past 13 years, we have continued supporting Aurinia's Lupkynis, which has had successful clinical trials and FDA approval as an oral drug, with the hope that following the FDA approval, Lupkynis would achieve rapid sales growth and contribute to the company's turnaround.

However, three years after the commercialization of the product, the company's sales growth is far below analysts' expectations, and the extent of its losses is not shrinking due to the company's continued significant expenditures, including the excessive amounts of compensation for the company executives. As a result, the stock price has remained depressed. In addition to the slow growth in sales failing to meet the market expectations, the limited ability to communicate with the market and the company's lack of effective patent strategies may have also contributed to the depressed stock price.

The company has also issued significant numbers of new shares to the detriment of the existing shareholders' interests, and as such, the existing shareholders' equity positions have been substantially diluted as well. Yet, it is uncertain when Aurinia will be able to achieve a break-even point.

For these reasons, since 2019 we have been voting against board members that we believe to be ineffective, and for the 2023 AGM, we have decided to withhold support for the following seven board members: George M. Milne, David R. W. Jayne, Joseph P. Hagan, Daniel G. Billen, R. H. Mackay-Dunn, Jill Leversage and Brinda Balakrishnan.

•	First, we believe George Milne, as the chairman of the board, has failed to provide the leadership on the board necessary to drive meaningful value creation.

•	We believe Joseph Hagan, as the chairman of the Compensation Committee, has consistently allowed excessive compensation plans for company executives during the past several years, while disregarding the company's continued poor performance and deteriorating financial condition.

•	We believe the other listed directors, namely David Jayne, Daniel Billen, Hector Mackay-Dunn, Jill Leversage and Brinda Balakrishnan have also failed to bring ideas and perspectives necessary to represent the interests of Aurinia's shareholders.

We believe that the Aurinia board has consistently failed to carry out its important role to supervise the company management's performance and ensure the management's adequate performance. Instead, the board has chosen to support the excessive compensation plans for company executives and board members in the face of the company's continued poor performance. We believe that the composition of the board must be revamped at this time, in order to ensure the alignment of the board and the shareholders' interests, and our withhold votes support this claim.

ILJIN SNT Co., Ltd.